EXHIBIT 99.1

TransCanada PipeLines Limited
EARNINGS COVERAGE
Supplemental Financial Information (unaudited)
Exhibit to the Sept 30, 2016 Consolidated Financial Statements
Sept 30, 2016

The following financial ratio has been calculated on a consolidated basis for twelve-month period ended Sept 30, 2016 and is based on unaudited financial information. The financial ratio has been calculated based on financial information prepared in accordance with US generally accepted accounting principles. The following ratios have been prepared based on net income:

Sept 30, 2016
Earnings coverage on long-term debt and current liabilities	(0.3) times
Earnings coverage on long-term debt and current liabilities excluding non-cash impairment charges for Keystone XL and related projects……......	1.9 times*
The Corporation’s interest obligations for the twelve-month period ended Sept 30, 2016 amounted to approximately $2.222 billion. The Corporation’s earnings before interest expense and income taxes amounted to approximately ($0.656) billion for the twelve-month period ended Sept 30, 2016, which is (0.3) times the Corporation’s interest requirements for that period.
* The Corporation’s interest obligations for the twelve-month period ended Sept 30, 2016 amounted to approximately $2.222 billion. The Corporation’s earnings before interest expense and income taxes excluding the non-cash impairment charges for Ravenswood goodwill, Keystone XL and related projects of $4.771 billion, amounted to approximately $4.115 billion for the twelve-month period ended Sept 30, 2016, which is 1.9 times the Corporation’s interest requirements for that period.